UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENERGY VAULT HOLDINGS, INC.
(Name of Issuer)
Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

29280W109
(CUSIP Number)

IDEALAB STUDIO, LLC c/o Bill Gross 130 W. Union Street Pasadena, CA 91103 626-585-6900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.		Page 2 of 7
1		NAME OF REPORTING PERSON IDEALAB Studio, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Unit
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0
	8	SHARED VOTING POWER
1,734,944 shares of common stock
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,734,944 shares of common stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,734,944 shares of common stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3%
14		TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.		Page 3 of 7
1		NAME OF REPORTING PERSON William Gross

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Unit
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0
	8	SHARED VOTING POWER
15,583,548 shares of common stock
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
8,621,283 shares of common stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,621,283 shares of common stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%
14		TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to common stock, $.0001 par value per share (the “Common Stock”), of Energy Vault Holdings, Inc., a Delaware corporation (the “Issuer”), formerly known as “Novus Capital Corporation II,” whose principal executive offices are located at 4360 Park Terrace Drive, Suite 100, Westlake Village, California 93161.

Item 2.	Identity and Background.

(a)          This Schedule 13D is filed by Idealab Studio, LLC (“ILS”) and William Gross (together, the “Reporting Persons”).

(b)          The principal business address of each of the Reporting Persons is 130 West Union St., Pasadena, CA 91103.

(c)          The principal business of ILS is to make investments in other business organizations. The principal occupation of Mr. Gross is Chief Executive Officer and Chairman of the Board of Directors of ILS (130 West Union St., Pasadena, CA 91103) and Chief Executive Officer and Chairman of the Board of Directors of Heliogen, Inc. (130 West Union St., Pasadena, California 91103).

(d)-(e)    None of the Reporting Persons, nor, to the best knowledge of such persons, any of the persons named in Schedule A,  during the last five years, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           ILS is a Delaware limited liability company and Mr. Gross and all of the individuals named on Schedule A are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 11, 2022, ILS acquired 15,583,548 shares of the Company’s Common Stock in connection with the Company’s business combination with Novus Capital Corporation II, a special purpose acquisition company (the “Merger). On May 12, 2022, ILS made a pro rata distribution to its members of 13,848,605 shares of Common Stock for no consideration, including 5,402,950 shares distributed to the Gross Goodstein Living Trust, dated April 18, 2006, of which Mr. Gross and his wife are co-Trustees.

Item 4.	Purpose of Transaction.

Mr. Gross serves as a member of the Issuer’s board of directors and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

The Reporting Persons hold the Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time dispose of all or a portion of their investment in the Issuer or acquire additional securities of the Issuer. On May 12, 2022, ILS distributed 13,848,605 of the Reported Shares in kind to its members for no consideration, including 5,402,950 shares distributed to the Gross Goodstein Living Trust, dated April 18, 2006, of which Mr. Gross and his wife are co-Trustees, and 1,483,390 shares distributed to Idealab Holdings, LLC, a wholly owned subsidiary of Idealab, a California corporation, of which Mr. Gross and his wife are directors as described in Item 5.

Except as set forth in the preceding paragraph and Item 6 below, the Reporting Persons do not presently have any plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The following information is as of the date hereof and assumes there are outstanding 133,758,293 shares of the Issuer’s Common Stock, based on the Issuer’s Form 10-Q filed on May 16, 2022.

Mr. Gross is the indirect owner of the Reported Shares. 5,402,950 of the Reported Shares are owned directly by the Gross Goodstein Living Trust, dated April 18, 2006, of which Mr. Gross and his wife are co-Trustees (the “Gross Trust”). Mr. Gross may therefore be deemed to share beneficial ownership of the securities held by the Gross Trust. Mr. Gross disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

1,483,390 of the Reported Shares are owned directly by Idealab Holdings, LLC (“Holdings”). Holdings is a wholly-owned subsidiary of Idealab, a California corporation. Idealab is managed by a board of directors consisting of Bill Gross, Marcia Goodstein (Mr. Gross’s wife), Renee LaBran and Bob Kavner, and no single person has voting or dispositive authority over the securities reported herein. Mr. Gross may be deemed to share beneficial ownership of the securities held by Holdings. Each of the foregoing persons and Mr. Gross disclaims beneficial ownership of such securities except to the extent of his or her pecuniary interest therein.

ILS is the owner of record of 1,734,944 shares of Common Stock following the distribution in kind described in Item 4. ILS has a board of managers comprised of Mr. Gross, Allen Morgan, and Howard Morgan. The board of managers acts by majority consent so no single person has sole voting or dispositive authority over such securities. Mr. Gross, Mr. Allen Morgan and Mr. Howard Morgan each disclaims beneficial ownership of the securities held by ILS, except to the extent of his pecuniary interest in such securities. The filing of this Statement shall not be construed as an admission that any such individual is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement. The Gross Trust owns a majority of the class of securities entitled to elect two directors to ILS’s board of Managers. Mr. Gross is the Chairman and Chief Executive Officer of ILS. As a result of the foregoing, Mr. Gross may be deemed to beneficially own the Common Stock held of record by ILS.

(b) The information in paragraph (a) and the cover pages to this Schedule 13D are incorporated herein by reference.

(c) The information in Item 4 is incorporated herein by reference.

(d) Not applicable.

(e) ILS ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock on May 12, 2022.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-Up Agreements

In connection with the closing of the Merger (the “Closing), ILS and certain other stockholders of the Issuer agreed, subject to certain exceptions, not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, the Common Stock acquired in the Merger (the “Lock-up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii). The Lock-Up Period shall terminate upon the earlier of (i) with respect to 50% of the Lock-Up Shares, 180 days after the Closing and (ii) with respect to the remaining 50% of the Lock-Up Shares, one year after the Closing.

Registration Rights Agreement

In connection with the Closing, ILS and certain other stockholders of the Issuer entered into a Registration Rights Agreement with the Issuer. Pursuant to the Registration Rights Agreement, the Issuer agreed that, no later than (i) 30 calendar days after the Closing and (ii) 20 business days after the Closing, Novus would file with the SEC a registration statement registering the resale of the securities acquired in the Merger, and use commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof. Such registration statement was declared effective on May 6, 2022.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement (filed herewith)
Exhibit 2

Amended and Restated Registration Rights Agreement, by and among the Company and certain stockholders and equityholders of the Company (incorporated by reference to the Form 8-K filed by the Issuer on February 14, 2022).

Exhibit 3	Form of Lock-Up Agreement (incorporated by reference to the Form 8-K filed by the Issuer on February 14, 2022).

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2022	IDEALAB STUDIO, LLC

	By:	/s/ William Gross
	Name	William Gross
	Title	Chief Executive Officer

Dated: May 16, 2022	William Gross

/s/ William Gross

Schedule A

ILS has a board of managers comprised of Mr. Gross, Allen Morgan, and Howard Morgan. The board of managers acts by majority consent so no single person has sole voting or dispositive authority over such securities. The principal occupations and address of each is: Mr. Gross is Chief Executive Officer and Chairman of the Board of Directors of ILS (130 West Union St., Pasadena, CA 91103) and Chief Executive Officer and Chairman of the Board of Directors of Heliogen, Inc. (130 West Union St., Pasadena, California 91103). Alen Morgan is Vice Chairman of the Trillions Group (6571 Spring Brook Ave., Rhinebeck, NY 12572 ); Howard L. Morgan is Chair of B Capital Group, a multistage global venture firm, and, since 1989, President of the Arca Group, Inc. which helps create and invest in information technology companies (c/o B Capital Group, 1240 Rosecrans Ave, Manhattan Beach, CA 90266). The Gross Trust owns a majority of the class of securities entitled to elect two directors to ILS’s board of Managers. The Trustees of the Gross Trust are Mr. Gross and his wife, Marcia Goodstein. Mr. Gross is the Chairman and Chief Executive Officer of ILS. As a result of the foregoing, Mr. Gross may be deemed to beneficially own the Common Stock held of record by ILS.

The executive officers of ILS are Bill Gross, Marcia Goodstein and Susan Aledort. The principal occupations and address of each is: Marcia Goodstein is President and Chief Executive Officer of Idealab and the President and Chief Operating Officer of ILS (130 West Union St., Pasadena, CA 91103 and Susan Aledort is the General Counsel of Idealab and ILS (c/o 130 W. Union Street, Pasadena, CA 91103).

Holdings is a wholly-owned subsidiary of Idealab, a California corporation. Idealab is managed by a board of directors consisting of Bill Gross, Marcia Goodstein, Renee LaBran and Bob Kavner, and no single person has voting or dispositive authority over the securities held of record by Holdings. The principal occupations and address of each is: Mr. Kavner is a venture capital investor focusing on investments in technology companies. Ms. LaBran is a founding partner in Rustic Canyon Partners, as well as an advisor, consultant and investor. The executive officers of Idealab are Marcia Goodstein and Susan Aledort. The principal occupations and address of each is: Marcia Goodstein is President and Chief Executive Officer of Idealab and the President and Chief Operating Officer of ILS and Susan Aledort is the General Counsel of Idealab and ILS. The address of each of the foregoing persons is c/o Idealab, 130 W. Union Street, Pasadena, CA 91103.

Each of the foregoing individuals disclaims beneficial ownership of the securities held by the Reporting Persons, except to the extent of his pecuniary interest in such securities. The filing of this Statement shall not be construed as an admission that any such individual is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Exhibit 1

Joint Filing Agreement

This will confirm the agreement by and among all the undersigned that the Statement on Schedule 13D filed on or about this date and any further amendments thereto with respect to the beneficial ownership by the undersigned of the shares of common stock, par value $0.0001 per share, of Energy Vault Holdings, Inc. (the “Issuer”), and such other securities of the Issuer that the undersigned may acquire or dispose of from time to time. This agreement is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

The undersigned further agree that each party hereto is responsible for timely filing of such Statement on Schedule 13D and any further amendments thereto, and for completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate. The undersigned further agree that this agreement shall be included as an Exhibit to such joint filing.

This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of May 16, 2022.

IDEALAB STUDIO, LLC

By:	/s/ William Gross
Name	William Gross
Title	Chief Executive Officer

William Gross

/s/ William Gross